As filed with the Securities and Exchange Commission on July 23, 2008
Registration No. 333-
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PEERLESS MFG. CO.
(Exact Name of Registrant as Specified in Its Charter)

Texas (State or Other Jurisdiction of Incorporation or Organization)	75-0724417 (I.R.S. Employer Identification Number)

14651 North Dallas Parkway, Suite 500
Dallas, Texas 75254
(214) 357-6181
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Peter J. Burlage
Chief Executive Officer
Peerless Mfg. Co.
14651 North Dallas Parkway, Suite 500
Dallas, Texas 75254
(214) 357-6181
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code of Agent For Service)

With copies to:

James E. O’Bannon
Charles T. Haag
Jones Day
2727 North Harwood Street
Dallas, Texas 75201
(214) 220-3939

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered	Registered(1)	Price per Share(2)	Offering Price(2)	Fee
Common stock, par value $1.00 per share(3)	1,500,000	$54.16	$81,240,000	$3,193

(1)	Includes, pursuant to Rule 416(a) under the Securities Act of 1933, any additional securities that may be offered or issued to prevent dilution resulting from stock splits, stock dividends, recapitalizations or similar transactions.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low sales prices of the company’s common stock as reported on the Nasdaq Global Market on July 18, 2008.

(3)	Each share of common stock is paired with a right under the rights agreement, dated May 4, 2007, between the company and Mellon Investor Services, LLC, as rights agent. Until the occurrence of events described in the rights agreement, the rights are not exercisable, are evidenced by the company’s common stock certificates and are transferable only with the common stock.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 23, 2008

PROSPECTUS

PEERLESS MFG. CO.

1,500,000 Shares of Common Stock

We may from time to time sell up to 1,500,000 shares of our common stock in one or more offerings as described in this prospectus.

We may offer the shares from time to time at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. We will provide the specific terms of these offerings in one or more supplements to this prospectus. We may also authorize one or more free writing prospectuses to be provided to you in connection with these offerings. The prospectus supplement and any related free writing prospectus may also add, update or change information contained in this prospectus. You should carefully read this prospectus, the applicable prospectus supplement and any related free writing prospectus, as well as any documents incorporated by reference, before buying any of the common stock being offered. This prospectus may not be used to consummate a sale of shares unless accompanied by the applicable prospectus supplement.

We will sell the shares directly to our shareholders or to purchasers or through agents on our behalf or through underwriters or dealers as designated from time to time. If any agents or underwriters are involved in the sale of any of these shares, the applicable prospectus supplement will provide the names of the agents or underwriters and any applicable fees, commissions or discounts.

Our common stock is traded on the Nasdaq Global Market under the symbol “PMFG.” On July 22, 2008, the closing price of our common stock was $55.05.

Investing in our common stock involves risks. Risks associated with an investment in our common stock will be described in the applicable prospectus supplement and certain of our filings with the Securities and Exchange Commission, as described in “Risk Factors” on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2008.

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the common stock offered under this prospectus. The registration statement, including the exhibits and the documents incorporated herein by reference, can be read on the Securities and Exchange Commission website or at the Securities and Exchange Commission offices mentioned under the heading “Where You Can Find More Information.”

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf-registration process.” Under this shelf registration process, we may sell up to 1,500,000 shares of our common stock in one or more offerings as described in this prospectus. This prospectus provides you with a general description of the securities we may offer. Each time we sell common stock under this shelf registration, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information.”

In this prospectus we rely on and refer to information and statistics regarding our industries, the size of certain markets and our position within the markets in which we compete. Some of the market and industry data contained in this prospectus is based on independent industry publications such as the “Annual Energy Outlook” (dated June 2008) and “International Energy Outlook” (dated May 2007, including updates from June 2008), each published by the Energy Information Administration, “An Updated Assessment of Pipeline and Storage Infrastructure for the North American Gas Market: Adverse Consequences of Delays in the Construction of Natural Gas Infrastructure” (dated July 2004) published by the INGAA Foundation, Inc. and “World Energy Outlook for 2007” (dated November 2007) copyrighted and published by the International Energy Agency, or other publicly available information, while other information is based on our good faith estimates, which are derived from our review of internal surveys, and our management’s knowledge and experience in the markets in which we operate. Our estimates have also been based on information obtained from our customers, suppliers and other contacts in the markets in which we operate.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and the accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. This prospectus and the accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and the accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and the accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or shares of common stock are sold on a later date.

ABOUT PEERLESS MFG. CO.

We are a leading provider of custom-engineered systems and products designed to help ensure that the delivery of energy is safe, efficient and clean. We primarily serve the markets for power generation, natural gas infrastructure, and refining and petrochemical processing. We offer a broad range of separation and filtration products, selective catalytic reduction, or SCR, systems, and other complementary products including specialty heat exchangers, pulsation dampeners and silencers.

Our company was organized in 1933 as a proprietorship and was incorporated as a Texas corporation in 1946. Our executive offices are located at 14651 North Dallas Parkway, Suite 500, Dallas, Texas 75254. Our telephone number at this location is (214) 357-6181.

The terms “Peerless,” “company,” “our,” “us” and “we” refer to Peerless Mfg. Co.

RISK FACTORS

You should carefully consider the specific risks set forth under the caption “Risk Factors” in the applicable prospectus supplement and under the caption “Risk Factors” in any of our filings with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), incorporated by reference herein, before making an investment decision. For more information, see “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934. You should not place undue reliance on these statements. These forward-looking statements include statements that reflect the current views of our senior management with respect to our financial performance and future events with respect to our business and our industry in general. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature identify forward-looking statements. Forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, the following:

•	changes in the economy generally or in the markets in which we operate including the power generation, natural gas infrastructure and petrochemical and processing industries;

•	changes in the price, supply or demand for natural gas;

•	changes in current environmental legislation;

•	increased competition;

•	changes in our ability to conduct business outside the United States, including changes in foreign laws and regulations;

•	decreased demand for our products;

•	risks associated with our recent acquisition of Nitram Energy, Inc., including the integration of Nitram’s operations with those of Peerless and the significant indebtedness that we incurred in connection with this acquisition;

•	the effects of U.S. involvement in hostilities with other countries and large-scale acts of terrorism, or the threat of hostilities or terrorist acts;

•	the effects of natural disasters; and

•	loss of the services of any of our senior management or other key employees.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus and other reports we file with the Securities and Exchange Commission, including the information under “Item 1A. Risk Factors” of Part I of our Annual Report on Form 10-K for the fiscal year ended June 30, 2007 and “Item 1A. Risk Factors” of Part II of our Quarterly Report on Form 10-Q for the three months ended March 31, 2008. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. We undertake no obligation to publicly update or revise any forward-looking statement.

BUSINESS

Overview

We are a leading provider of custom-engineered systems and products designed to help ensure that the delivery of energy is safe, efficient and clean. We primarily serve the markets for power generation, natural gas infrastructure, and refining and petrochemical processing.

We offer a broad range of separation and filtration products, selective catalytic reduction, or SCR, systems, and other complementary products including specialty heat exchangers, pulsation dampeners and silencers. We offer complete systems to our customers as well as individual products that our customers use as components in other systems. Our separation and filtration products remove contaminants from gases and liquids, improving efficiency, reducing maintenance and extending the life of energy infrastructure. Our SCR systems convert nitrogen oxide, or NOx, into nitrogen and water, reducing air pollution and helping our customers comply with environmental regulations. We have provided more than 700 SCR systems for electric power generation facilities that have more than 56,000 megawatts of electric power generation capability. We believe we have provided more SCR systems than any other supplier of these systems.

The increasing demand for energy in both developed and emerging countries, coupled with the global trend toward stricter environmental regulations, is driving demand for our systems and products. These trends stimulate investment, both in new power generation facilities, refineries and related infrastructure, and in retrofitting older facilities to extend their useful lives. Further, in response to demand for cleaner, more environmentally responsible power generation, power providers and industrial power consumers are building new facilities that use cleaner fuels, such as natural gas. Power providers in international markets are also building new facilities that use nuclear technology. We believe we are positioned to benefit from the increase in use of both natural gas and nuclear technology — markets where our competitive strengths are an advantage.

We have been in business for over 75 years and believe we succeed in winning customer orders because of the relationships we have developed over our years of service; the long history of performance and reliability of our systems and products; and our advanced technical engineering capabilities on complex projects. We work closely with our customers to design and custom-engineer our systems and products to meet their specific needs. Our customers include some of the largest natural gas producers, transmission and distribution companies, refiners, power generators, boiler manufacturers, and engineering and construction companies around the world. Reliable product performance, timely delivery and customer satisfaction are critical in maintaining our competitive position.

Our business strategy is to continue to pursue opportunities in high-growth international markets, capitalize on opportunities to deliver complete systems, use our technological capabilities to address a broader range of pollutants, further expand our technical expertise by investing in engineering talent, improve our manufacturing processes, and pursue strategic acquisitions. We believe these efforts will improve our financial performance and better position our company to compete globally.

In April 2008 we acquired Nitram Energy, Inc. for approximately $68.1 million in cash, including transaction costs. Nitram is the parent company of Burgess-Manning, Inc., Bos-Hatten, Inc. and Alco Products, Inc., producers of equipment similar and complementary to our existing systems and products. This acquisition broadens our product offerings, expands our position in selected markets, increases our engineering and skilled labor resources, broadens our research and development capabilities, and furthers our strategy of providing more complete systems to our customers. In addition, the acquisition of Nitram should improve our financial results by improving manufacturing and supply chain efficiencies and leveraging the cost of our corporate overhead.

We are headquartered in Dallas, Texas, and maintain engineering, manufacturing and sales offices in the United States, Canada, the United Kingdom and Singapore. We were organized in 1933 as a proprietorship and incorporated as a Texas corporation in 1946.

Our Industry

We primarily serve the power generation, natural gas infrastructure, and refining and petrochemical processing markets. According to the Energy Information Administration, or EIA, worldwide marketed energy consumption is expected to increase 50% between 2005 and 2030, with the most rapid growth expected in emerging markets. In North America, marketed energy consumption is projected to increase 33.7% between 2004 and 2030. Over the long term, increases in worldwide energy consumption drive demand for infrastructure in our target markets. In the short term, a variety of factors affect demand for energy infrastructure, including general economic conditions, current and anticipated environmental regulations and the level of capital spending by companies engaged in energy production, processing, transportation, storage and distribution.

Power Generation

Power generation encompasses a broad range of activities related to the production of electricity. The primary types of fuel used to generate electricity are coal, natural gas and nuclear. In 2006, coal accounted for 49% of United States power generation, followed by natural gas (20%), nuclear (19%) and other forms (12%). Coal plants generally have higher emission rates than natural gas-powered plants. In the United States, concerns about potential environmental regulations have prevented the construction of many proposed coal-fired plants. In contrast, more natural gas-fired plants are being built in the United States, and natural gas has become the fastest growing fuel worldwide for electrical power generation. Natural gas-fired power plants are considered cleaner than coal, and they are more flexible in terms of start-up times. Additionally, the number of nuclear power facilities worldwide continues to increase.

Natural Gas Infrastructure

The natural gas industry consists of the production, processing, transportation, storage and distribution of natural gas. Natural gas is primarily used for electricity generation, residential heating fuel and the production of petrochemicals. The EIA estimates that worldwide natural gas consumption will increase 51.9% between 2005 and 2030, while North American consumption will grow 28.6% between 2004 and 2030. While overall use of natural gas is expected to increase, the EIA estimates that its use for power generation will begin to decline in the United States after 2017.

Natural gas delivery is a complex process that refines raw natural gas for industrial, commercial or residential uses. Initially, raw natural gas is extracted from the earth and cleansed of contaminants such as dirt and water at the well site. The natural gas is then transported to a processing facility, where it is processed to meet quality standards set by pipeline and distribution companies, such as specified levels of solids, liquids and other gases. After processing, the natural gas is transmitted for storage and ultimately through an extensive network of pipelines to end users.

The natural gas pipeline network in the United States can transport to nearly any location in the lower 48 states. This network, which consists of more than 300,000 miles of interstate and intrastate pipelines and over 1,400 compressor stations, continually undergoes maintenance and expansion upgrades to meet demand. The Federal Energy Regulatory Commission estimates that from January 2007 to February 2008, approximately $6 billion was invested in the United States to fund major pipeline expansions, adding over 14 billion cubic feet per day of new delivery capacity.

Refining and Petrochemical Processing

Refining and petrochemical processing involves the refining and processing of fuels and chemicals for use in a variety of applications, such as gasoline, fertilizers and plastics. In response to increasing international demand for petrochemicals and refined products, companies are constructing new refineries and petrochemical processing facilities as well as expanding existing facilities. In many cases, these new and expanded facilities must comply with stricter environmental regulations, which influence both choice of fuel and demand for systems to control exhaust emissions.

Market Opportunity

We believe that a number of trends in the markets in which we operate create significant opportunities for us including:

Increasing worldwide energy demand placing a strain on existing power generation capacity

The demand for energy in both developed and emerging countries is growing. The EIA estimates that total electricity consumption in the United States will increase 30% between 2006 and 2030. Internationally, rapid industrialization in countries such as China and India is increasing worldwide energy consumption. Consequently, the global demand for energy is placing a strain on existing power generation capacity. This demand for energy is driving the construction of new power generation and related facilities and the retrofitting of existing facilities, many of which are near the end of their useful lives. In 2000, there were over 2,775 power plants operating in the United States, with coal-fired plants providing the most electrical power. Generally, coal-fired power plants are designed with an expected useful life of 25 to 40 years. The average age of coal-fired plants in the United States is approximately 35 years. As these plants age, they must be refurbished or replaced to maintain power generation capacity. Additionally, according to the World Nuclear Association, there are currently 439 nuclear power reactors worldwide, with an additional 36 reactors under construction, 93 reactors planned, and 218 reactors proposed.

Growth of energy infrastructure

As energy demand increases, the need for energy infrastructure is also expected to rise. The PipeLine and Gas Technology construction report estimates that operators are building, planning and studying the feasibility of approximately 55,654 additional miles of natural gas pipeline throughout the world. According to the INGAA Foundation, Inc., an industry group that sponsors research regarding natural gas use and pipeline construction and operation, approximately $61 billion of new investment in infrastructure will be required to satisfy energy demand between 2003 and 2020 in the United States and Canada, including $19 billion for the replacement of current pipelines and an additional $42 billion to fund new pipeline projects. Internationally, the EIA estimates that approximately 78% of the world’s natural gas reserves are located in the Middle East, Eurasia, Central America and South America, where pipeline systems are generally less developed than the systems in North America. Consequently, new pipeline systems in these regions will need to be constructed to transport natural gas. Additionally, as known reserves of natural gas are depleted, development of other resources, such as deep offshore reserves, will increase, which will require more complex infrastructure.

Increased environmental awareness spurring regulations

Governmental agencies, consumers and others concerned with the environment continue to drive the adoption of stricter environmental regulations. In the United States as well as a number of other countries, legislative and regulatory programs have targeted NOx emissions, which are a byproduct of burning fuels in power generation facilities. These emissions gather at low atmospheric levels causing ground level ozone or the dark haze commonly referred to as smog. NOx is the third most prevalent greenhouse gas behind CO2 and methane. NOx emissions also have the potential to cause serious respiratory conditions, threaten vegetation and contribute to global warming. State and federal programs in the United States require the reduction of NOx emissions, and in many cases have caused existing power plants to upgrade their emission control equipment to reduce NOx emissions. Internationally, governmental agencies are also enacting new laws to reduce emissions from power generation facilities. For example, Saudi Arabia has issued regulations to reduce NOx emissions and most economically developed nations (such as those that are members of the Organization for Economic Cooperation and Development) have adopted regulations to reduce or control NOx emissions. The increased regulations require new facilities to incorporate improved NOx emission control capabilities into their designs and some existing facilities to be retrofitted to comply with these regulations.

Shift to cleaner energy sources

In response to demand for cleaner, more environmentally responsible power generation, power providers are building new facilities that use cleaner fuels, such as natural gas, and nuclear technology. In the United States, concerns about potential environmental regulations have prevented the construction of many proposed coal-fired plants. However, more natural gas-fired plants are being built in the United States. In addition, emerging countries are increasing their power generation capacity, including by the construction of additional nuclear facilities, to meet their growing power demands. For example, the EIA estimates that the nuclear generation capacity of Asia will increase 116% between 2004 and 2030. Increased concerns about the environment, government tax incentives and government sponsored programs have also stimulated growth in power generation using alternative fuels.

Alternative approaches to electric power generation and transmission

Environmental, economic, safety, logistical and efficiency concerns are affecting traditional approaches for energy delivery. For example, base load power plants, which are large-scale, capital-intensive facilities that operate continuously and are the foundation of a region’s power generation network, are typically built away from heavily populated areas to reduce concerns regarding pollution and safety. Recently, electric utilities have increased their focus on distributed power generation. Distributed power generation provides power from smaller capacity facilities that are located closer to the final destination of use. Because these facilities are located closer to where the power is needed, they are generally cleaner, lower-emission facilities, often using natural gas. This proximity lowers the cost of bringing power to commercial, industrial and residential end-users and reduces the amount of power lost in transmission. In addition, power generation companies are increasingly relying on peaker plants, which typically operate only in periods of high demand. Most peaker plants use natural gas.

Our Competitive Strengths

We believe there is a significant opportunity for companies serving the energy infrastructure market to differentiate themselves by delivering proven solutions to customers in a timely manner. We believe our competitive strengths position us well to capitalize on global energy trends.

Strong, competitive position in our markets

We believe we have established a strong, competitive position in our markets by consistently and reliably providing custom-engineered, quality systems and products to our customers. We consider many of our systems and products to be innovative and technologically advanced, and we continually seek to improve our existing systems and products and develop new systems and products. We believe that our long history of performance has allowed us to gain substantial market share. For example, we have provided more than 700 SCR systems for electric power generation facilities that have more than 56,000 megawatts of electric power generation capability. We believe we have provided more SCR systems than any other supplier of these systems.

Longstanding customer relationships

We have developed strong customer relationships by using our engineering and manufacturing resources to deliver quality systems and products and by providing a high level of customer service. We focus our efforts on consistently and reliably meeting our customers’ needs with respect to system and product performance and timely delivery. We believe that we have established long-term preferred supplier relationships with many of our customers.

Substantial engineering and technical expertise

We believe that we compete most effectively in providing solutions that require a high level of complex design and engineering expertise. We currently employ more than 60 engineers with backgrounds in chemical, mechanical, industrial, structural, process and civil engineering. We believe that our customers depend on our engineering and technical expertise and experience in designing complex systems to meet their needs. We regularly employ sophisticated computer and physical modeling, including advanced computerized fluid dynamic modeling, to verify the performance criteria of designs prior to manufacturing our systems and products. We continue to invest in research and development to further broaden our capabilities. We also believe that our proprietary know-how developed over years of industry experience provides us with a competitive advantage.

Ability to broaden the applications of our technology

We offer our customers an extensive line of systems and products. We believe we can use our proprietary technologies and know-how to further broaden our portfolio of systems and products and expand our market potential. For example, we have utilized the experience and expertise gained from our SCR systems to broaden the application of our environmental control technology to address renewable and alternative fuels such as switchgrass and woodchips. We are also applying our separation technologies to a wider range of fluids such as molten sulfur and petroleum products. By broadening our line of high quality systems and products, we believe we are better able to meet our customers’ needs, enter new markets and add new customers.

Established network of subcontractors

We employ subcontractors at various locations around the world to meet our customers’ needs in a timely manner, meet local content requirements and reduce costs. Subcontractors generally perform the majority of our manufacturing for international customers, and we generally subcontract all non-proprietary work to local manufacturers. We also utilize subcontractors in North America, primarily to add additional non-proprietary manufacturing capacity . We believe that our network of subcontractors improves the timeliness of our delivery, and permits us to achieve more competitive pricing, which improves our market position.

Highly experienced management team

Our management team is highly experienced in the industries in which we operate, with an average 15 years of industry experience. Our chief executive officer, Peter J. Burlage, joined our company 16 years ago as an engineer. Our chief financial officer, Henry G. Schopfer, joined our management team in 2005 and has 17 years of experience in related industries. Our Vice President of Manufacturing and Supply Chain Management, Charles G. Mogged, has global manufacturing expertise and 20 years of experience managing a global supply chain. We recently added to the depth of our management team through our acquisition of Nitram, led by Robert M. Sherman, a 37-year industry veteran. We believe our management team has the ability to identify, pursue and succeed in taking advantage of opportunities in our target markets.

Our Business Strategy

Our objective is to enhance our position as a leading global provider of custom-engineered systems and products designed to help ensure that the delivery of energy is safe, efficient and clean. The key elements of our strategy to achieve this goal are:

Enhance our pursuit of high-growth international markets

We believe we have established a strong international presence, with international sales representing from about 30% to almost 50% of our total sales in each of the last five fiscal years. We estimate that international markets for our systems and products are substantial and are growing more rapidly than our North American markets due to the significant growth in the use of natural gas and the demand for additional power generation in China, the Middle East and Europe as well as oil recovery and processing in Western Canada. We believe that we are well-positioned to capitalize on this growth. To exploit these opportunities, we are dedicating additional sales and marketing resources to our international operations. Additionally, we intend to continue to develop our established network of subcontractors to grow our international market share and increase profitability.

Offer more complete systems to our customers

We believe that we have a considerable opportunity to utilize our engineering know-how to offer our customers more complete systems and subsystems, rather than individual products that our customers use as components in other systems. Complete systems generally have higher profit margins and should allow us to develop longer-term, preferred supplier relationships with customers. For example, we are marketing a fuel gas conditioning system for the power industry, which combines a series of components, instruments and controls and is custom-engineered to the customers’ specifications. We believe these systems highlight our engineering expertise.

Expand technology and product offerings to better meet our customers’ needs

We believe we have opportunities to further expand our technology and product offerings in related markets both through internal technology development and strategic acquisitions. For example, we have taken the expertise gained from our SCR systems and have applied it to systems for alternative fuel sources such as switchgrass and woodchips. We believe we can employ our technology to reduce emissions in addition to NOx, such as sulfur dioxide and other greenhouse gases. We have also expanded the applications of our separation and filtration technology to liquids such as molten sulfur and petroleum products. By expanding our product and technology offerings, we believe that we can broaden our customer base and capture additional market share.

Invest in engineering talent and technical expertise

We believe our success depends on our ability to attract, retain and develop engineering talent and technical expertise, including skilled labor. As a result, we have actively taken steps to recruit additional engineers and technical workers, including certified welders. For example, we collaborate with local universities on research and development projects, offer engineering scholarships and recruit directly from these universities. We also foster relationships with technical schools to gain exposure to technical talent and opportunities to recruit skilled workers. We believe that these investments will allow us to maintain and expand our engineering expertise, improve our manufacturing capabilities and capacity and pursue additional business opportunities.

Improve our manufacturing processes to be more commercially competitive

Our customers place a high priority on timely delivery. To best meet these customer demands, we are actively seeking to improve our manufacturing processes and reduce costs. In addition, we are streamlining our production processes. We believe these manufacturing initiatives will improve the timeliness of our delivery, providing us with an opportunity to increase our market share and profitability, while maintaining competitive pricing.

Pursue selective acquisitions

We believe that strategic acquisitions will help us to broaden our product offerings, expand our markets, advance our research and development capabilities, further our strategy of providing more systems to our customers and provide opportunities to lower raw material costs and leverage the cost of our corporate overhead. We continually review potential acquisitions and believe we have established a diligent process for identifying complementary acquisition opportunities.

Our Systems and Products

We classify our systems and products into two broad groups consistent with our reportable segments: separation and filtration and environmental control. Below is a brief description of our primary offerings for each of our segments.

Separation and Filtration

Our separation and filtration segment accounted for 62.9% of total revenue in fiscal 2007, compared to 68.8% of total revenue in fiscal 2006 and 59.7% of total revenue in fiscal 2005. Our separation and filtration systems and products improve efficiency, reduce maintenance and extend the life of energy infrastructure by removing liquid contaminants from vaporous gas, removing solid contaminants from vaporous gas or liquids and separating different liquids. In addition, products in our separation and filtration segment include pulsation dampeners and heat exchangers. Our separation and filtration systems and products are applied in the power generation, natural gas infrastructure, refining and petrochemical processing and other specialized industries. Our separation and filtration systems and products include:

•	Vane Separators. Also known as mist extractors, these devices remove liquids from vapor or gas streams and can be used within vertical or horizontal pressure vessels, directly within ductwork systems or mounted to bulkheads.

•	Centrifugal Separators. We offer two types of centrifugal separators: swirl tubes, which operate in both horizontal and vertical pressure vessels, and cyclones, which operate in vertical pressure vessels. These devices remove both solid particles and liquid droplets from vapor or gas streams.

•	Filter Separators. Our filter separators are typically used in natural gas pipelines to remove solid and liquid particles from gas streams. This product combines our separation and filtration technologies into one product.

•	Three-Phase Separators. We offer a horizontal gas scrubber, which is a device that separates large liquid volumes from gas at a range of flow rates, and which is typically used for well head test separators. We can design the scrubber for three phase applications — oil, water and gas.

•	Absolute Separators. Our absolute separator is designed for maximum separation efficiency of submicron liquid droplets and aerosols. Our customers use absolute separators in ammonia, urea and other chemical plants to protect critical process equipment.

•	Fuel Gas Conditioning Systems. Our fuel gas conditioning systems remove particulate matter, hydrocarbon and water droplets from fuel gas, which contaminants can disrupt the gas systems of combustion turbine engines. Our fuel gas conditioning systems may also include bulk liquid removal, pressure regulation and temperature control. These systems are usually applied in electric power generating plants.

•	Gas Compression Separators. At the beginning of the gas compression process, our vertical gas separators, which are commonly known as inlet scrubbers, remove pipeline liquids and contaminants before the gas enters the first stage compressor. Then, between the compressor stages, line separators remove liquids formed during cooling and pressure adjustment upstream of the final compression stage. On the downstream side, a discharge scrubber serves as the final cleaning stage to catch fine lube oil mists.

•	Gas Filters. Our gas filters remove solid particles, such as dust, dirt, scale and rust, from a flowing pressurized gas stream.

•	Nuclear Plant Steam Separators. Nuclear power generators use our separators, also known as steam dryers, as the final stage of water separation within a reactor vessel or steam generator vessel. These devices remove water droplets from the process steam to maximize thermal efficiency in the steam turbine and minimize erosion and corrosion of steam loop piping. Our customers also use similar separators between the high pressure and low pressure turbines to increase thermal efficiency.

•	Inlet Air Treatment Systems. Military ships and commercial maritime vessels use our vane separators, along with coalescer panels and filters, to protect gas turbines and air intake ducts by separating sea spray, salts and other solid particles.

•	Pulsation Dampeners. Gas compressors produce pulsations in the attached piping system, which can reduce compressor efficiency, cause severe damage to compressor cylinders and cause cracking in pipes and vessels. Our customers apply our pulsation dampeners to the suction and discharge of each compressor cylinder to reduce pulsation levels to acceptable limits.

•	Heat Exchangers. We offer heat transfer equipment, which are devices that transfer heat from one gas to another or to the environment. Our products include double-pipe and multi-tube hairpin exchangers and shell and tube exchangers.

Environmental Control

Our environmental control segment accounted for 37.1% of total revenue in fiscal 2007, compared to 31.2% of total revenue in fiscal 2006 and 40.3% of total revenue in fiscal 2005. We design, engineer, fabricate and sell environmental control systems and products for air and noise pollution abatement. Our environmental control systems and products are applied in the power generation, natural gas infrastructure, refining and petrochemical processing and other specialized industries. Examples of these systems and products include:

•	Selective Catalytic Reduction (SCR) Systems. Our SCR systems are our primary pollution control product. These systems convert NOx emissions produced by burning hydrocarbon and organic fuels such as coal, gasoline, natural gas, wood, grass and grain, into nitrogen and water vapor. Our system operates by injecting an ammonia reagent into the exhaust gas and mixing the reagent with the exhaust gas prior to passing it though a catalyst. We supply SCR systems for a variety of applications, including both simple cycle and combined cycle gas power plants, package boilers, process heaters, internal combustion engines and other combustion sources.

•	Oxidation Systems. Our oxidation systems oxidize carbon monoxide and a variety of volatile organic compounds into carbon dioxide and water without the use of any additional chemical reagent. The catalyst is the only component used to accelerate the oxidation reaction. The oxidation system is separate from the SCR system and is typically located upstream of the SCR system.

•	Industrial Silencers. Our customers use our industrial silencing equipment to control the noise pollution associated with a wide range of industrial processes. Our silencing products include vent and blowdown silencers, blower silencers, engine silencers, gas turbine silencers, compressor silencers and vacuum pump silencers.

Customers

Our customers are geographically diversified, with $66.8 million of sales for fiscal 2007 derived from customers in the United States, $8.4 million from customers in the U.K. and $19.7 million from customers in other countries. Our systems and products are not dependent upon any single customer or group of customers. However, the custom-designed and project-specific nature of our business can cause year-to-year variances in sales to our major customers. During fiscal 2007, one customer accounted for 14% of our consolidated revenues. No other customer accounted for more than 10% of revenues in fiscal 2007.

We sell the majority of our separation and filtration systems and products, including gas separators, filters and conditioning systems, to gas producers, gas gathering, transmission and distribution companies, chemical manufacturers and refiners, either directly or through contractors engaged to build plants and pipelines. We also sell these products to manufacturers of compressors, turbines, and nuclear and conventional steam generating equipment. We sell our marine separation and filtration systems primarily to shipbuilders. We also sell our heat exchangers and pulsation dampeners to power generation owners and operators, refiners, petrochemical processors and specialty industrial users.

We sell our environmental control systems and products to power generators, engineering and construction companies, heat recovery steam generator manufacturers, boiler manufacturers, refiners, petrochemical plants and others who desire or may be required by environmental regulations to reduce NOx emissions and ground level ozone, of which NOx is a precursor.

Sales and Marketing

We believe our sales and marketing efforts have helped establish our reputation for providing innovative engineering solutions and meeting our customers’ needs in a timely, cost-efficient manner. The sales and marketing of our systems and products largely depends upon the type of offering, type of market and extent of engineering involvement in the sales cycle.

We market our products worldwide through approximately 60 independent sales representatives who sell on a commission basis. These independent representatives, substantially all of whom have technical backgrounds, work in conjunction with our application engineers. We also sell our products directly to customers through our internal sales force.

Our promotional and marketing activities include direct sales contacts, participation in trade shows, an internet website, advertising in trade magazines and distribution of product brochures.

Competition

The markets we serve are highly competitive and fragmented, with no company competing with us across the full range of our systems and products. Competition in the markets we serve is based on a number of considerations, including price, timeliness of delivery, technology, applications experience, know-how, reputation, product warranties and service. We believe our reputation, service and technical engineering capabilities differentiate us from many of our competitors, including those competitors who often offer products at a lower price.

We believe our primary competitors for our separation and filtration systems and products include Anderson Separators Company, King Tool Company, NATCO Group Inc. and PECO-Facet, a subsidiary of CLARCOR, Inc. We believe our primary competitors for our environmental control systems and products include EnviroKinetics, Inc., Hitachi Zosen Corporation and Applied Utility Systems, Inc.

Backlog

Not including our backlog from our acquisition of Nitram which was completed on April 30, 2008, our backlog of uncompleted orders was $63 million at March 31, 2008, compared to $88 million at March 31, 2007. We calculate the backlog under our customary practice of including uncompleted orders for products that are deliverable in future periods but potentially could be changed or cancelled. Of our backlog at March 31, 2008, we estimate approximately 90% will be completed during the twelve months following that date.

Raw Materials

We purchase raw materials and component parts essential to our business from a number of reliable suppliers. During fiscal 2007 and 2008, we experienced increased costs and order lead-times for raw materials, including steel, and other component parts that we purchase from third-party suppliers. We mitigated the increase in costs and potential delays through forward purchase contracts and escalation clauses in our supply contracts. We believe that raw materials and component parts will be available in sufficient quantities to meet our anticipated demand for at least the next 12 months.

Environmental Regulations

Our operations are subject to a number of federal, state and local laws and regulations relating to the protection of the environment. In connection with our acquisition of Nitram and the related financing transactions, environmental site assessments were performed on both our existing manufacturing properties and Nitram’s properties in Cisco, Texas and Wichita Falls, Texas. These assessments involved visual inspection, testing of soil and groundwater, interviews with site personnel and a review of publicly available records. The results of these assessments indicated soil and groundwater contamination at the Cisco plant and at the Vermont Street plant in Wichita Falls and groundwater contamination at the Jacksboro Highway plant in Wichita Falls. Further investigation is required, and remediation of the affected areas will likely be required.

We believe that we will be reimbursed for the cost of any remediation under our purchase agreement with Nitram’s former stockholders. In addition, funds have been deposited into an escrow account that may be used to reimburse us for these costs.

We do not believe the costs related to the remediation requirements will have a material effect upon capital expenditures, earnings or our competitive position. However, we cannot assure you that our costs for the remedial measures will not increase or that there will be no claims or other liabilities associated with the foregoing conditions which could have a material adverse effect on our capital expenditures, earnings or competitive position.

Facilities

We own and lease office, manufacturing and warehousing facilities in various locations. Our principal facilities are described in the following table. All facilities are currently fully utilized.

	Approximate
Location	Sq. Footage	General Use

Owned:
Abilene, Texas	78,000	Manufacturing
Wichita Falls, Texas	75,000	Manufacturing
Cisco, Texas	67,000	Manufacturing
Denton, Texas	22,000	Manufacturing
Leased:
Dallas, Texas	26,890	Corporate office
Denton, Texas	16,000	Manufacturing
Dallas, Texas	7,560	Research and development
Essex, U.K.	4,090	Sales, engineering and administration
Singapore	2,300	Sales, engineering and administration
Orchard Park, New York	12,872	Sales, engineering and administration
Calgary, Alberta, Canada	2,000	Sales
Ware, U.K.	4,400	Sales

Employees

As of May 31, 2008, we employed 396 people. None of our employees are represented by a labor union or are subject to a collective bargaining agreement. We did not experience any material labor difficulties during fiscal 2007 or fiscal 2008. We believe our employee relations are good.

PLAN OF DISTRIBUTION

We may sell the common stock from time to time pursuant to underwritten public offerings, negotiated transactions, block trades or a combination of these methods. We may sell the common stock (1) through underwriters or dealers, (2) through agents and/or (3) directly to one or more purchasers. We may distribute the common stock from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

We may solicit directly offers to purchase the common stock being offered by this prospectus. We may also designate agents to solicit offers to purchase the common stock from time to time. We will name in a prospectus supplement any agent involved in the offer or sale of our common stock.

If we utilize a dealer in the sale of the common stock being offered by this prospectus, we will sell the common stock to the dealer, as principal. The dealer may then resell the common stock to the public at varying prices to be determined by the dealer at the time of resale.

If we utilize an underwriter in the sale of the common stock being offered by this prospectus, we will execute an underwriting agreement with the underwriter at the time of sale and we will provide the name of any underwriter in the prospectus supplement that the underwriter will use to make resales of the common stock to the public. In connection with the sale of the common stock, we, or the purchasers of common stock for whom the underwriter may act as agent, may compensate the underwriter in the form of underwriting discounts or commissions. The underwriter may sell the common stock to or through dealers, and the underwriter may compensate those dealers in the form of discounts, concessions or commissions.

We will provide in the applicable prospectus supplement any compensation we pay to underwriters, dealers or agents in connection with the offering of the common stock, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Underwriters, dealers and agents participating in the distribution of the common stock may be deemed to be underwriters within the meaning of the Securities Act of 1933 and any discounts and commissions received by them and any profit realized by them on resale of the common stock may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof.

The common stock may or may not be listed on a national securities exchange. To facilitate the offering of common stock, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. This may include over-allotments or short sales of the common stock, which involves the sale by persons participating in the offering of more shares of common stock than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option. In addition, these persons may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if shares of common stock sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

The underwriters, dealers and agents may engage in transactions with us, or perform services for us, in the ordinary course of business.

DESCRIPTION OF COMMON STOCK

The following summary of the terms of our common stock does nor purport to be complete and is subject to and qualified in its entirety by reference to our articles of incorporation and bylaws, copies of which are on file with the Securities and Exchange Commission and are incorporated by reference as exhibits to this registration statement.

Authorized Capital Stock

We are authorized to issue 10,000,000 shares of common stock, $1.00 par value per share. As of July 1, 2008, we had 6,514,288 shares of common stock outstanding.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. The holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of a liquidation, dissolution or winding up of the company, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to our common stock. All outstanding shares of our common stock are, and the shares of common stock offered by this prospectus will be, fully paid and nonassessable.

Anti-Takeover Provisions

Texas Business Corporation Act

We are subject to Part 13 of the Texas Business Corporation Act. In general, that statute prohibits a publicly held Texas corporation from engaging, under certain circumstances, in a “business combination” with any “affiliated shareholder” for a period of three years following the date that the shareholder became an affiliated shareholder unless:

•	prior to that date, the corporation’s board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an affiliated shareholder; or

•	not less than six months after that date, the business combination is approved at a meeting of shareholders duly called for that purpose, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting shares that are not beneficially owned by the affiliated shareholder.

Part 13 of the TBCA defines a “business combination” to include:

•	any merger, share exchange or conversion involving the corporation and the affiliated shareholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation involving the affiliated shareholder;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the affiliated shareholder;

•	the adoption of a plan or proposal for our liquidation or dissolution proposed by or pursuant to an agreement with the affiliated shareholder;

•	a reclassification, recapitalization or merger proposed by or pursuant to an agreement with the affiliated shareholder that has the effect of increasing the proportionate ownership percentage of the affiliated shareholder; or

•	the receipt by the affiliated shareholder of the benefit of any loan, advance, guarantee, pledge or other financial benefit provided by or through the corporation.

In general, Part 13 of the TBCA defines an “affiliated shareholder” as any shareholder who beneficially owns 20% or more of the corporation’s outstanding voting shares, as well as any entity or person affiliated with or controlling or controlled by the shareholder.

A Texas corporation may opt out of Part 13 of the TBCA with an express provision in its original articles of incorporation or an express provision in its articles of incorporation or bylaws resulting from an amendment approved by the affirmative vote of at least two-thirds of the outstanding voting shares that are not beneficially owned by the affiliated shareholder. We have not opted out of the provisions of Part 13 of the TBCA.

Bylaw Provisions

Our bylaws provide that the authorized number of our directors is fixed by our board of directors. In addition, our bylaws provide that our board of directors will be divided into three classes with the number of directors in each class as nearly equal as possible. Each director will serve a three-year term. As a result, any effort to obtain control of our board of directors by causing the election of a majority of the board of directors may require more time than would be required without a classified board.

Our bylaws provide that special meetings of our shareholders may be called only by our president, a majority of our board of directors or by holders of at least 10% of the shares entitled to vote at a special meeting. Should any shareholder desire to present business at an annual meeting, including nominating a candidate for director, they must comply with certain advance notice provisions in our bylaws.

Our bylaws provide that vacancies in our board of directors may be filled by election at an annual or special meeting of our shareholders called for that purpose or by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum. Any newly created directorships may be filled by election at an annual or special meeting of our shareholders called for that purpose or by our board of directors for a term of office continuing only until the next election of one or more directors by the shareholders, provided that our board may not fill more than two newly created directorships during the period between any two successive annual meetings of our shareholders. Our bylaws provide that, at any meeting of shareholders called for that purpose, any director may be removed for cause by the affirmative vote of the holders of at least two-thirds of the shares of our common stock entitled to vote for the election of directors.

Our bylaws provide that our shareholders may amend the bylaws by the affirmative vote of at least two-thirds of the shares of our common stock entitled to vote on the amendment.

Rights Plan

We entered into a rights agreement, or rights plan, with Mellon Investor Services, LLC, under which our board of directors declared a dividend distribution of one right for each share of our common stock outstanding on May 22, 2007. This plan replaced the company’s prior rights plan, which was adopted in 1997 and was set to expire in May 2007. The new rights plan provides that one right will be issued to each share of our common stock that is issued after the record date and before the earlier of the distribution date and the termination date of the rights.

The rights generally will become exercisable and allow the holder to acquire one share of our common stock at a discounted price if a person or group (other than certain institutional investors specified in the rights plan) acquires beneficial ownership of 20% or more of our outstanding common stock. Rights held by those that exceed the 20% threshold will be void.

The rights plan also includes an exchange option. In general, after the rights become exercisable, the board of directors may, at its discretion, effect an exchange of part or all of the rights (other than rights that have become void) for shares of our common stock. Under this option, we would issue one share of common stock for each right, subject to adjustment in certain circumstances.

The board of directors may, at its discretion, redeem all outstanding rights for $0.001 per right at any time prior to the time the rights become exercisable. The rights will expire on May 22, 2017, unless earlier redeemed, exchanged or amended by the board of directors.

Proposed Holding Company Reorganization

Our board of directors has unanimously approved, subject to shareholder approval, a proposal to reorganize our company into a holding company structure. Under the proposal, our present company would become a subsidiary of a new Delaware company. The board of directors will submit the proposal to be voted on by the company’s shareholders at a special meeting scheduled to be held at 10:00 a.m., Dallas, Texas time on August 14, 2008. A proxy statement/prospectus including details of the proposal was mailed to the company’s shareholders on or about July 7, 2008.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services, LLC.

Listing

Our common stock is listed on the Nasdaq Global Market under the symbol “PMFG.”

USE OF PROCEEDS

Unless otherwise provided in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities under this prospectus for general corporate purposes, which may include reducing indebtedness incurred in connection with our acquisition of Nitram Energy, Inc. We will set forth in the prospectus supplement our intended use for the net proceeds received from the sale of any securities. Pending the application of the net proceeds, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

LEGAL MATTERS

Jones Day, Dallas, Texas will issue an opinion about certain legal matters with respect to the securities.

EXPERTS

The consolidated financial statements of Peerless Mfg. Co., as of June 30, 2007 and 2006 and for each of the three years in the period ended June 30, 2007 and management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2007 incorporated by reference in this prospectus and elsewhere in the registration statement have been incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

The consolidated financial statements of Nitram Energy, Inc. and subsidiaries as of September 30, 2007 and 2006 and for the years ended September 30, 2007, 2006 and 2005 that are incorporated into this prospectus by reference from our Current Report on Form 8-K/A filed with the Securities and Exchange Commission on June 23, 2008, have been audited by Gaines Kriner Elliott LLP, an independent public accounting firm, as stated in their report, which is incorporated by reference herein and has been so incorporated in reliance upon the report given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Commission’s public reference room located at 100 F Street N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. Our public filings are also available to the public at the Commission’s web site at http://www.sec.gov.

The Commission allows us to “incorporate by reference” the information we file with it which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the termination of the offering:

•	Our annual report on Form 10-K for the fiscal year ended June 30, 2007;

•	Our quarterly reports on Form 10-Q for the quarters ended September 30, 2007, December 31, 2007 and March 31, 2008;

•	Our current reports on Form 8-K filed with the Commission on July 3, 2007, November 16, 2007, April 9, 2008, May 5, 2008, July 2, 2008 and our amended current report on Form 8-K/A filed on June 23, 2008; and

•	The description of our common stock set forth in our registration statement on Form 8-A, filed with the Commission on October 29, 1970 (File No. 000-05214).

This prospectus is part of a registration statement on Form S-3 we have filed with the Commission under the Securities Act. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the Commission. You may inspect and copy the registration statement, including exhibits, at the Commission’s public reference room or Internet site. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

You may obtain, free of charge, a copy of any of these documents (other than exhibits to these documents unless the exhibits are specifically incorporated by reference into these documents or referred to in this prospectus) by writing or calling us at the following address and telephone number:

Peerless Mfg. Co.
Attn: Secretary
14651 North Dallas Parkway, Suite 500
Dallas, Texas 75254
(214) 357-6181

PEERLESS MFG. CO.

1,500,000 Shares of Common Stock

PROSPECTUS

          , 2008

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date of this prospectus. We are not making an offer of these securities in any state where the offer is not permitted.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated fees and expenses in connection with the shelf registration of the common stock registered under this registration statement, other than any underwriting discounts and commissions. The actual amounts of such fees and expenses will be determined from time to time. All amounts shown are estimates except for the Securities and Exchange Commission registration fee.

SEC registration fee		$3,193
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Printing expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 15.	Indemnification of Directors and Officers.

We have entered into indemnification agreements with each of our directors and officers that provide the director or officer will not be personally liable to us or our shareholders for or with respect to any acts or omissions in the performance of his duties as a director or officer to the fullest extent permitted by the Texas Business Corporation Act (the “TBCA”) or any other applicable law.

Under Article 2.02-1 of the TBCA, subject to the procedures and limitations stated therein, we may indemnify any person who was, is or is threatened to be made a named defendant or respondent in a proceeding because the person is or was a director, officer, employee or agent of ours against judgments, penalties (including excise and similar taxes), fines, settlements, and reasonable expenses (including court costs and attorneys’ fees) actually incurred by the person in connection with the proceeding if it is determined that the person seeking indemnification:

•	acted in good faith;

•	reasonably believed that his or her conduct was in or at least not opposed to our best interests; and

•	in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

We are required by Article 2.02-1 of the TBCA to indemnify a director or officer against reasonable expenses (including court costs and attorneys’ fees) incurred by the director or officer in connection with a proceeding in which the director or officer is a named defendant or respondent because the director or officer is or was in that position if the director or officer has been wholly successful, on the merits or otherwise, in the defense of the proceeding. The TBCA prohibits us from indemnifying a director or officer in respect of a proceeding in which the person is found liable to us or on the basis that a personal benefit was improperly received by him or her, other than for reasonable expenses (including court costs and attorneys’ fees) actually incurred by him or her in connection with the proceeding; provided, that the TBCA further prohibits us from indemnifying a director or officer in respect of any such proceeding in which the person is found liable for willful or intentional misconduct in the performance of his or her duties.

Under Article 2.02-1(J) of the TBCA, a court of competent jurisdiction may order us to indemnify a director or officer if the court determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances; however, if the director or officer is found liable to us or is found liable on the basis that a personal benefit was improperly received by him or her, the indemnification will be limited to reasonable expenses (including court costs and attorneys’ fees) actually incurred by him or her in connection with the proceeding.

Article 2.02-1 of the TBCA states that rights of indemnification to which a director may be entitled under any provision contained in the articles of incorporation, the bylaws, a resolution of shareholders or directors, an agreement, or otherwise are valid only to the extent they are consistent with Article 2.02-1 of the TBCA as limited by our articles of incorporation, if such a limitation exists.

Article 2.02-1 of the TBCA permits us to purchase and maintain insurance or to make other arrangements on behalf of any person who is or was a director, officer, employee or agent of ours against any liability asserted against and incurred by that person in any such capacity, or arising out of that person’s status as such a person, whether or not we would otherwise have the power to indemnify the person against that liability under Article 2.02-1 of the TBCA.

Article 2.41 of the TBCA provides, among other things, that a director who votes for or assents to an unlawful distribution will be liable to us for such actions. A director who dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the minutes of the meeting of our board of directors or by filing his or her written dissent to such actions with the person acting as the secretary of the meeting before adjournment or immediately afterwards by registered mail.

Our articles of incorporation authorize us to, and our bylaws provide that we shall, indemnify a person who was, is or is threatened to be made a named defendant or respondent in a proceeding because the person is or was an officer or director of the company if it is determined that the person:

•	conducted himself in good faith;

•	reasonably believed:

(i) in the case of conduct in his official capacity as a director or officer of the company, that his conduct was in the company’s best interest; and

(ii) in all other cases, that his conduct was at least not opposed to the company’s best interests; and

•	in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

However, if an officer or director is found liable on the basis that a personal benefit was improperly received, or a director is found liable to the company, indemnification shall be limited to reasonable expenses actually incurred by the officer or director in connection with the proceeding; provided that, if the officer or director is also found liable for willful or intentional misconduct in the performance of his duties, no indemnification shall be made.

In addition, no indemnification shall be made in connection with a shareholder derivative suit if the officer or director has been found liable for negligence or misconduct in the performance of his duties as a director or officer and only to the extent that the court in which the suit or action was brought determines that the officer or director is fairly and reasonably entitled to indemnity.

Our articles of incorporation and bylaws require indemnification of an officer or director against reasonable expenses (including attorneys’ fees) incurred by him in connection with a proceeding in which he is a party because he is a director or officer, if he has been wholly successful, on the merits or otherwise, in the defense of such proceeding.

The indemnification provisions contained in our articles of incorporation and bylaws are in addition to any other right that a person may have or acquire under any statute, bylaw, resolution of shareholders or directors or otherwise. We maintain insurance on behalf of our directors and officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

Item 16.	Exhibits

Exhibit		Description

4.1		Articles of Incorporation, as amended to date (filed as Exhibit 3(a) to our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1997, Commission File No. 000-05214, and incorporated herein by reference).
4.2		Bylaws (filed as Exhibit 3(b) to our Quarterly Report on Form 10-Q, for the quarter ended December 31, 2003, and incorporated herein by reference).
4.3		Amendment to the Bylaws (filed as Exhibit 3.2 to our Current Report on Form 8-K filed with the Commission on May 23, 2006, and incorporated herein by reference).
4.4		Rights Agreement dated May 4, 2007 between Peerless Mfg. Co. and Mellon Investor Services, LLC, as Rights Agent (filed as Exhibit 4.1 to our Registration Statement on Form 8-A, dated May 8, 2007, and incorporated herein by reference).
5	.1*	Opinion of Jones Day
23.1		Consent of Grant Thornton LLP
23.2		Consent of Gaines Kriner Elliott LLP
23	.3*	Consent of Jones Day (included in Exhibit 5.1)
24.1		Powers of Attorney for our directors and certain executive officers.

*	To be filed by amendment.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

Provided, however, that subparagraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of this registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in this registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of this registration statement relating to the securities in this registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is a part of this registration statement will, as to a purchaser with a time of contract sale prior to such effective date, supersede or modify any statement that was made in this registration statement or prospectus that was a part of this registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser. if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on July 23, 2008.

PEERLESS MFG. CO.

By:	/s/ Peter J. Burlage
Peter J. Burlage
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below on July 23, 2008.

Signature	Title

* Sherrill Stone	Chairman of the Board

/s/ Peter J. Burlage Peter J. Burlage	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Henry G. Schopfer, III Henry G. Schopfer, III	Chief Financial Officer (Principal Financial and Accounting Officer)

* Kenneth R. Hanks	Director

* Robert McCashin	Director

* R. Clayton Mulford	Director

* Howard G. Westerman, Jr.	Director

*	Henry G. Schopfer, III, by signing his name hereto, does hereby sign and execute this registration statement on behalf of the above-named directors of Peerless Mfg. Co. on this 23rd day of July, 2008, pursuant to powers of attorney executed on behalf of such directors, and contemporaneously filed with the Securities and Exchange Commission.

By:	/s/ Henry G. Schopfer, III
Henry G. Schopfer, III, Attorney-in-Fact

EXHIBIT INDEX

Exhibit		Description

4.1		Articles of Incorporation, as amended to date (filed as Exhibit 3(a) to our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1997, Commission File No. 000-05214, and incorporated herein by reference).
4.2		Bylaws (filed as Exhibit 3(b) to our Quarterly Report on Form 10-Q, for the quarter ended December 31, 2003, and incorporated herein by reference).
4.3		Amendment to the Bylaws (filed as Exhibit 3.2 to our Current Report on Form 8-K filed with the Commission on May 23, 2006, and incorporated herein by reference).
4.4		Rights Agreement dated May 4, 2007 between Peerless Mfg. Co. and Mellon Investor Services, LLC, as Rights Agent (filed as Exhibit 4.1 to our Registration Statement on Form 8-A, dated May 8, 2007, and incorporated herein by reference).
5	.1*	Opinion of Jones Day
23.1		Consent of Grant Thornton LLP
23.2		Consent of Gaines Kriner Elliott LLP
23	.3*	Consent of Jones Day (included in Exhibit 5.1)
24.1		Powers of Attorney for our directors and certain executive officers.

*	To be filed by amendment.